

October 2, 2012

Via E-mail
Mr. Ronald D. Mambu
Vice President and Chief Financial Officer
John Bean Technologies Corporation
70 West Madison Street
Chicago, IL 60602

> **Re: John Bean Technologies Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 8, 2012**
> **File No. 001-34036**

Dear Mr. Mambu:

We have reviewed your filings and correspondence dated September 25, 2012 and we have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 40

1. We reference your response to prior comment 1. Please tell us how you concluded that the termination benefits should be accounted for as special or contractual termination benefits under FASB ASC 712 rather than as a one-time termination arrangement covered by FASB ASC 420. In your response show us how you applied the guidance in FASB ASC 712-10-15-5, FASB ASC 420-10-

05-4, FASB ASC 420-10-55-1 and Example 5 in FASC ASC 420-10-55-16 through 19.

You may contact Praveen Kartholy at (202) 551-3778 or Kristin Lochhead at (202) 551-3664 if you have questions regarding our comments. You may also contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief